Exhibit No. 12(a)

PROGRESS ENERGY, INC.
Computation of Ratio of Earnings to Fixed Charges
For the Years Ended December 31

(dollars in millions)	2006	2005	2004	2003	2002
Earnings, as defined:
Income from continuing operations before minority interest	$523	$692	$654	$771	$546
Fixed charges, as below	651	606	591	590	632
Preferred dividend requirements	(7)	(7)	(7)	(7)	(7)
Minority interest	(9)	29	19	-	-
Income taxes, as below	199	(42)	62	(138)	(152)
Total earnings, as defined	$1,357	$1,278	$1,319	$1,216	$1,019

Fixed Charges, as defined:
Interest on long-term debt	$619	$566	$529	$543	$541
Other interest	13	21	43	27	71
Imputed interest factor in rentals - charged
principally to operating expenses	12	12	12	13	13
Preferred dividend requirements of subsidiaries	7	7	7	7	7
Total fixed charges, as defined	$651	$606	$591	$590	$632

Income Taxes:
Income tax expense (benefit)	$204	$(37)	$67	$(130)	$(144)
Included in AFUDC - deferred taxes in
book depreciation	(5)	(5)	(5)	(8)	(8)
Total income taxes	$199	$(42)	$62	$(138)	$(152)

Ratio of Earnings to Fixed Charges	2.08	2.11	2.23	2.06	1.61